Exhibit 99.1

FLY LEASING REPORTS SECOND QUARTER 2013 FINANCIAL RESULTS

Dublin, Ireland, August 1, 2013 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the second quarter of 2013.

Second Quarter 2013 Highlights

•	Adjusted Net Income of $11.2 million, $0.40 per share

•	Net income of $5.9 million, $0.20 per share

•	Added three new Boeing 737-800 aircraft

•	Re-priced $380 million term loan, resulting in annual interest savings of $4.7 million

•	Declared 23rd consecutive quarterly dividend on July 15th ($0.22 per share)

“We have grown the fleet by $330 million so far this year and expect that FLY will exceed the high end of our previously announced its 2013 growth target of $500 million,” said Colm Barrington, CEO of FLY. “With our current acquisition pipeline, the expansion of our Acquisition Facility up to $450 million and the proceeds from our $173 million equity capital raise, we are well-positioned to continue executing on our strategic growth plan. We have identified additional acquisition opportunities to deploy the recently raised capital in a manner that is accretive to our EPS, our cash flow per share and shareholders’ equity over the long term,” said Colm Barrington.

“Three new B737-800s were added in the second quarter and since quarter end we have added two more B737-800s and a new B777-300ER. We have commitments to purchase additional B737-800s and a new B787-800 in the third and fourth quarters”, added Barrington.

Second Quarter Financial Results

FLY’s net income and diluted earnings per share for the second quarter of 2013 were $5.9 million and $0.20 per share compared to $25.7 million and $0.99 per share in the same period of 2012. The decline in net income is the result of a decline in operating lease revenue, gains from aircraft sales during the second quarter of 2012 and expenses associated with delivering aircraft to new lessees, partially offset by a reduction of interest expense as a result of de-leveraging. The decline in operating lease revenue is primarily due to off-lease aircraft, sale of aircraft which contributed to revenue in Q2 2012 but were subsequently sold and re-lease of aircraft at lower rental rates.

Net income and diluted earnings per share for the six months ended June 30, 2013 were $38.8 million and $1.35 per share compared to $46.1 million and $1.77 per share for the six months ended June 30, 2012.

Adjusted Net Income

Adjusted Net Income was $11.2 million for the second quarter of 2013 compared to $30.9 million in the same period in the previous year. On a per share basis, Adjusted Net Income was $0.40 in the second quarter of 2013 compared to $1.19 for the same period in the previous year. For the six-months ended June 30, 2013, Adjusted Net Income was $49.8 million, or $1.76 per share compared to $57.7 million and $2.23 per share for the same period in the previous year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Dividends

On July 15, 2013, FLY declared a dividend of $0.22 per share in respect of the second quarter of 2013. This dividend will be paid on August 20, 2013 to shareholders of record on July 31, 2013.

Financial Position

At June 30, 2013, FLY’s total assets were $3.0 billion, including flight equipment with a net book value of $2.6 billion. Restricted and unrestricted cash at June 30, 2013 totaled $296.1 million, of which $139.3 million was unrestricted. This compares to total cash of $300.6 million at December 31, 2012, of which $163.1 million was unrestricted.

In July, FLY completed an underwritten public offering of 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS, generating net proceeds of approximately $173.1 million.

FLY’s net leverage, defined as the ratio of net debt to total shareholders’ equity was 3.3x at June 30, 2013 compared to 3.6x at December 31, 2012. Net debt is defined as book value of secured borrowings, less unrestricted cash and cash equivalents.

Aircraft Portfolio

At June 30, 2013, FLY’s 103 aircraft were on lease to 54 airlines in 31 countries. The table below shows the aircraft in FLY’s portfolio on June 30, 2013 and December 31, 2012. The table does not include the four B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Jun 30, 2013	Dec 31, 2012
Airbus A319	19	19
Airbus A320	26	27
Airbus A330	1	1
Airbus A340	3	3
Boeing 717	—	6
Boeing 737	41	40
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1

Total	103	109

At June 30, 2013, the average age of FLY’s portfolio was 9.4 years weighted by the net book value of each aircraft. The average remaining lease term was 3.7 years, also weighted by net book value. At June 30, 2013, the leases were generating annualized revenues of approximately $310 million. FLY’s lease utilization factor was 94% for the second quarter of 2013 and for the six months ended June 30, 2013.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, August 1, 2013. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 98624396 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 98624396. The replay recording will be available until August 8, 2013.

A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited West Pier Dun Laoghaire Co Dublin, Ireland

FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended June 30, 2013 (Unaudited)	Three months ended June 30, 2012 (Unaudited)	Six months ended June 30, 2013 (Unaudited)	Six months ended June 30, 2012 (Unaudited)
Revenues
Operating lease revenue	$88,840	$98,935	$196,214	$201,357
Equity earnings from unconsolidated joint ventures	481	2,273	903	4,128
Gain on sale of aircraft	—	8,489	6,451	8,489
Interest and other income	1,217	1,213	1,335	1,443

Total revenues	90,538	110,910	204,903	215,417

Expenses
Depreciation	35,207	34,318	69,743	68,493
Interest expense	29,164	36,628	60,185	73,650
Debt extinguishment costs	2,140	—	2,140	—
Selling, general and administrative	9,554	9,361	19,258	18,778
Ineffective, dedesignated and terminated derivatives	(792)	(1,208)	(860)	(1,227)
Maintenance and other costs	8,534	1,782	9,924	2,660

Total expenses	83,807	80,881	160,390	162,354

Net income before provision for income taxes	6,731	30,029	44,513	53,063
Provision for income taxes	816	4,300	5,753	6,947

Net income	$5,915	$25,729	$38,760	$46,116

Weighted average number of shares
- Basic	28,150,215	25,769,115	28,109,929	25,741,559
- Diluted	28,260,475	25,924,964	28,211,847	25,885,182
Earnings per share
- Basic	$0.20	$1.00	$1.36	$1.78
- Diluted	$0.20	$0.99	$1.35	$1.77
Dividends declared and paid per share	$0.22	$0.20	$0.44	$0.40

FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	June 30, 2013 (Unaudited)	Dec. 31, 2012 (Audited)
Assets
Cash and cash equivalents	$139,304	$163,124
Restricted cash and cash equivalents	156,777	137,457
Rent receivables	2,143	3,124
Investment in unconsolidated joint ventures	7,211	6,308
Flight equipment held for operating leases, net	2,620,545	2,616,864
Deferred tax asset, net	3,022	9,450
Fair market value of derivative asset	8,101	319
Other assets, net	31,785	32,026

Total assets	$2,968,888	$2,968,672

Liabilities
Accounts payable and accrued liabilities	21,058	15,662
Rentals received in advance	15,107	14,402
Payable to related parties	2,164	2,789
Security deposits	48,711	47,474
Maintenance payment liabilities	213,714	225,733
Secured borrowings, net	2,030,229	2,052,412
Fair market value of derivative liabilities	28,665	48,967
Other liabilities	30,626	29,231

Total liabilities	2,390,274	2,436,670

Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 28,163,482 and 28,040,305 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	28	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	485,207	482,733
Retained earnings	108,887	83,138
Accumulated other comprehensive loss, net	(15,508)	(33,897)

Total shareholders’ equity	578,614	532,002

Total liabilities and shareholders’ equity	$2,968,888	$2,968,672

FLY Leasing Limited

Reconciliation of Adjusted Net Income, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended June 30, 2013 (Unaudited)	Three months ended June 30, 2012 (Unaudited)	Six months ended June 30, 2013 (Unaudited)	Six months ended June 30, 2012 (Unaudited)
Net Income	$5,915	$25,729	$38,760	$46,116
Add (less):
Ineffective portion of cash flow hedges	(792)	(1,208)	(860)	(1,227)
Debt extinguishment costs	2,140	—	2,140	-
Non-cash share based compensation	668	804	2,474	1,646
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	3,534	6,130	8,056	12,552
Income tax effects	(230)	(581)	(796)	(1,421)

Adjusted Net Income	$11,235	$30,874	$49,774	$57,666

Weighted average diluted shares outstanding	28,260,475	25,924,964	28,211,847	25,885,182

Adjusted Net Income per share	$0.40	$1.19	$1.76	$2.23

Adjusted Net Income Plus Depreciation and Amortization, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS)

	Three months ended June 30, 2013 (Unaudited)	Three months ended June 30, 2012 (Unaudited)	Six months ended June 30, 2013 (Unaudited)	Six months ended June 30, 2012 (Unaudited)
Adjusted Net Income	$11,235	$30,874	$49,774	$57,666
Add:
Depreciation	35,207	34,318	69,743	68,493
Other amortization	5,517	3,661	10,463	7,446
Provision for deferred income taxes	1,081	4,362	5,721	7,381

Adjusted Net Income Plus Depreciation and Amortization	$53,040	$73,215	$135,701	$140,986

FLY defines Adjusted Net Income as net income plus or minus the after-tax impacts of the ineffective portion of cash flow hedges, debt extinguishment costs, non-cash share-based compensation, and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting. FLY believes that Adjusted Net Income provides useful information about operating performance and period over period comparisons. It also provides additional information that is useful for evaluating the underlying operating performance of our business without regard to the impacts of fair-value adjustments of debt that the company has assumed, acquired leases and derivative instruments and other non-recurring items of income and expense affecting current period results. Adjusted Net Income should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.

Adjusted Net Income Plus Depreciation and Amortization is a cash flow measure that provides investors with an additional measure for evaluating FLY’s ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, Adjusted Net Income Plus Depreciation and Amortization excludes certain positive and negative cash items, including principal payments, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization as a measure for assessing FLY’s performance. These measures should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. Finally, FLY’s definitions may be different than those used by other companies.